Exhibit 99.1

Century 21 China Real Estate Reports Fourth Quarter and Fiscal Year 2013 Unaudited Financial Results

Company Achieves Record Full Year Net Revenue;

Posts Positive Operating Cash Flow for Fourth Quarter

BEIJING, China, March 11, 2014 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Fourth Quarter and Fiscal Year 2013 Highlights1

•                      Consolidated net revenue in the fourth quarter of 2013 was RMB203.1 million (US$33.5 million), almost equal to the third quarter of 2013, and a decrease of 10.4% from the fourth quarter of 2012.

•                      Consolidated net revenue in fiscal year 2013 reached a record high of RMB877.5 million (US$145.0 million), an increase of 17.3% from fiscal year 2012.

•                      Revenue from company-owned brokerage services in the fourth quarter of 2013 was RMB152.7 million (US$25.2 million), a decrease of 8.8% from the third quarter of 2013, and a decrease of 10.6% from the fourth quarter of 2012.

•                      Revenue from company-owned brokerage services in fiscal year 2013 was RMB691.3 million (US$114.2 million), an increase of 10.8% from fiscal year 2012.

•                      Net loss attributable to IFM Investments Limited in the fourth quarter of 2013 was RMB37.4 million (US$6.2 million), compared to a net loss attributable to IFM Investments Limited of RMB18.0 million in the third quarter of 2013, and a net loss attributable to IFM Investments Limited of RMB1.4 million in the fourth quarter of 2012. Excluding restructuring costs, primarily store closure-related costs, of approximately RMB11.9 million (US$2.0 million), net loss attributable to IFM Investments Limited in the fourth quarter of 2013 would be RMB25.5 million (US$4.2 million).

•                      Net loss attributable to IFM Investments Limited in fiscal year 2013 was RMB83.0 million (US$13.7 million), an increase of 55.1% from fiscal year 2012. Excluding restructuring costs, primarily store closure-related costs, of approximately RMB15.9 million (US$2.6 million), net loss attributable to IFM Investments Limited in fiscal year 2013 would be RMB67.1 million (US$11.1 million).

“In the fourth quarter, we accelerated our efforts to streamline our company-owned brokerage network in response to a weaker-than-expected market environment, particularly in Beijing,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate.

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended December 31, 2013, were made at a rate of RMB6.0537 to US$1.00 which is the noon buying rate on December 31, 2013 in New York for cable transfers in RMB as certified in the H.10 daily statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

“While this impacted our financial performance for the quarter, we ended the year with a leaner, more optimized network that leverages our strength in key neighborhoods. With solid positions across the secondary and primary segments, as well as in higher-margin areas such as mortgage management services, we are confident our top- and bottom-line performance will improve in 2014.”

Mr. Harry Lu, vice chairman and president, added, “While our fourth-quarter performance came in somewhat below expectations, our intensified efforts during the quarter mean the majority of the restructuring work needed to optimize our network is now behind us. In 2014, we will focus on achieving full-year profitability, as we continue to strengthen the synergies among our business segments while maximizing operational efficiency. We remain confident in our long-term strategy and the long-term outlook for the market.”

Fourth Quarter 2013 Results

The Company’s consolidated net revenue in the fourth quarter of 2013 was RMB203.1 million (US$33.5 million), almost equal to RMB202.9 million in the third quarter of 2013, and a decrease of 10.4% from RMB226.8 million in the fourth quarter of 2012. The year-over-year decrease was due to a decrease in revenue from company-owned brokerage services resulting from lower sales and purchase transaction volumes, and decreases in revenue from primary and commercial services and franchise services.

Revenue from company-owned brokerage services in the fourth quarter of 2013 was RMB152.7 million (US$25.2 million), representing a decrease of 8.8% from RMB167.5 million in the third quarter of 2013, a decrease of 10.6% from RMB170.8 million in the fourth quarter of 2012, and 75.2% of total net revenue. The sequential and year-over-year decreases were mainly due to a decrease in sales and purchase transaction volumes of secondary homes resulting from a reduction in the number of the Company’s sales offices in operation.

Revenue from primary and commercial services in the fourth quarter of 2013 was RMB37.7 million (US$6.2 million), representing an increase of 71.4% from RMB22.0 million in the third quarter of 2013, a decrease of 9.8% from RMB41.8 million in the fourth quarter of 2012, and 18.6% of total net revenue. The sequential increase was primarily attributable to greater gross floor area (“GFA”) of new properties sold in the fourth quarter of 2013, as well as a higher average commission rate. The year-over-year decrease was primarily due to lower GFA of new properties sold, and was partially offset by a higher average commission rate and selling price per square meter as compared to the fourth quarter of 2012.

Revenue from mortgage management services in the fourth quarter of 2013 was RMB9.7 million (US$1.6 million), almost equal to RMB9.7 million in the third quarter of 2013, and representing an increase of 34.7% from RMB7.2 million in the fourth quarter of 2012 and 4.8% of total net revenue. The year-over-year increase resulted from an increase in mortgage credit loans provided by the Company, which was partially offset by a decrease in traditional home mortgage loans brokered by the Company.

Revenue from franchise services in the fourth quarter of 2013 was RMB3.0 million (US$0.5 million), a decrease of 18.9% from RMB3.7 million in the third quarter of 2013, a decrease of 57.1% from RMB7.0 million in the fourth quarter of 2012, and 1.4% of total net revenue. The sequential decrease was primarily a result of a decrease in franchise fees recognized in the fourth quarter of 2013. The year-over-year decrease was mainly due to the initial franchisee fee received from the resale of franchise rights in Urumqi in the fourth quarter of 2012.

Commissions and other agent-related costs in the fourth quarter of 2013 were RMB134.9 million (US$22.3 million), representing an increase of 4.6% from RMB129.0 million in the third quarter of 2013, an increase of 0.2% from RMB134.6 million in the fourth quarter of 2012, and 66.4% of total net revenue. The sequential increase was mainly due to an increase in commission expenses in the fourth quarter of 2013 as a result of higher revenues from primary and commercial services.

Operating costs in the fourth quarter of 2013 were RMB48.8 million (US$8.1 million), representing an increase of 6.8% from RMB45.7 million in the third quarter of 2013, an increase of 11.2% from RMB43.9 million in the fourth quarter of 2012, and 24.0% of total net revenue. The year-over-year increase in operating costs was mainly attributable to higher store closure-related costs, and was partially offset by lower service charges associated with lower revenue from primary and commercial services as well as lower royalty expenses as a result of the resale of franchise rights in Urumqi in the fourth quarter of 2012.

Selling, general and administrative expenses in the fourth quarter of 2013 were RMB73.1 million (US$12.1 million), representing an increase of 37.7% from RMB53.1 million in the third quarter of 2013, an increase of 64.3% from RMB44.5 million in the fourth quarter of 2012, and 36.0% of total net revenue. The sequential and year-over-year increases were mainly due to an increase in marketing expenses, professional fee accruals and salary and benefits for non-sales staff.

Loss from operations in the fourth quarter of 2013 was RMB53.5 million (US$8.8 million), compared to a loss from operations of RMB24.8 million in the third quarter of 2013, and income from operations of RMB3.7 million in the fourth quarter of 2012. Non-GAAP2 loss from operations in the fourth quarter of 2013 was RMB53.6 million (US$8.9 million), compared to a non-GAAP loss from operations of RMB24.8 million in the third quarter of 2013, and non-GAAP income from operations of RMB4.0 million in the fourth quarter of 2012.

Net loss attributable to IFM Investments Limited in the fourth quarter of 2013 was RMB37.4 million (US$6.2 million), compared to a net loss of RMB18.0 million attributable to IFM Investments Limited in the third quarter of 2013, and a net loss attributable to IFM Investments Limited of RMB1.4 million in the fourth quarter of 2012. Non-GAAP net loss attributable to IFM Investments Limited in the fourth quarter of 2013 was RMB37.5 million (US$6.2 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB17.9 million in the third quarter of 2013, and a non-GAAP net loss attributable to IFM Investments Limited of RMB1.1 million in the fourth quarter of 2012.

Basic and diluted net loss per American depositary share (“ADS”) in the fourth quarter of 2013 were RMB2.52 (US$0.42) and RMB2.52 (US$0.42), respectively. Non-GAAP basic and diluted net loss per ADS in the fourth quarter of 2013 were RMB2.52 (US$0.42) and RMB2.52 (US$0.42), respectively. Each of the Company’s ADSs represents 45 Class A ordinary shares.

2 Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures is included in the “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations” in the accompanying condensed financial information included in this press release.

As of December 31, 2013, the Company had cash and cash equivalents of RMB145.6 million (US$24.1 million). Net cash provided by operating activities in the fourth quarter of 2013 was RMB6.2 million (US$1.0 million), compared to net cash used in operating activities of RMB16.3 million in the third quarter of 2013, and net cash provided by operating activities of RMB13.1 million in the fourth quarter of 2012. Cash used in investing activities in the fourth quarter of 2013 was RMB18.0 million (US$3.0 million). This was mainly the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB6.3 million (US$1.0 million), the purchase of property, plant and equipment totaling RMB6.7 million (US$1.1 million), and the RMB6.0 million (US$1.0 million) relating to the acquisition of subsidiaries.

During the fourth quarter of 2013, the Company’s CENTURY 21® China Real Estate network covered 24 major cities with an average of more than 930 sales offices, including an average of 260 company-owned sales offices in operation. As of December 31, 2013, the Company’s CENTURY 21® China Real Estate network employed more than 13,000 sales professionals and maintained more than 7.7 million property listings.

Fiscal Year 2013 Results

The Company’s total consolidated net revenue in fiscal year 2013 reached a record high of RMB877.5 million (US$145.0 million), representing a 17.3% increase from RMB748.1 million in fiscal year 2012. This increase was primarily due to the significantly higher sales and purchase transaction volumes from both company-owned brokerage services and primary and commercial services in 2013, as well as an abnormally high level of market transactions in March 2013 following the Chinese government’s announcement in late February 2013 of its “Five New Measures.”

Revenue from company-owned brokerage services in fiscal year 2013 was RMB691.3 million (US$114.2 million), representing 78.8% of total net revenue, and a 10.8% increase from RMB623.9 million in fiscal year 2012. This increase was mainly due to improved per-sales office performance in 2013 and higher commission income per secondary home transaction resulting from a higher average selling price per square meter of secondary homes.

Revenue from primary and commercial services in fiscal year 2013 reached a record high of RMB137.3 million (US$22.7 million), representing 15.6% of total net revenue, and an increase of 61.3% from RMB85.1 million in fiscal year 2012. This increase was primarily due to an increase in transaction volumes from primary real estate agency services, as well as a higher average commission rate and a higher average selling price per square meter. In 2013, the Company sold a total GFA of approximately 544,950 square meters of new properties.

Revenue from mortgage management services in fiscal year 2013 reached a record high of RMB36.8 million (US$6.1 million), representing 4.2% of total net revenue, and a 43.2% increase from RMB25.7 million in fiscal year 2012. This increase was primarily due to increases in total revenue earned from mortgage credit loans provided by the Company and from traditional home mortgage loans and home equity loans brokered by the Company.

Revenue from franchise services in fiscal year 2013 was RMB12.1 million (US$2.0 million), representing 1.4% of total net revenue, and a 9.7% decrease from RMB13.4 million in fiscal year 2012. This decrease was primarily attributable to higher initial franchise fees received in 2012 as a result of the resale of franchise rights in Urumqi in December 2012.

Commissions and other agent-related costs in fiscal year 2013 were RMB562.4 million (US$92.9 million), representing 64.1% of total net revenue, and a 23.5% increase from RMB455.3 million in fiscal year 2012. This increase was primarily attributable to higher commission expenses in 2013 as a result of the significant increase in commission revenues from company-owned brokerage services and primary and commercial services, as well as an increase in salary and benefits for sales staff as a result of an increase in the number of sales staff employed during fiscal year 2013.

Operating costs in fiscal year 2013 were RMB184.4 million (US$30.5 million), representing 21.0% of total net revenue, and an increase of 5.2% from RMB175.3 million in fiscal year 2012. This increase was primarily due to an increase in sales offices rental costs resulting from an increase in average rental rates and an increase in store closure-related costs, as well as an increase in service charges associated with revenue from the primary and commercial services were also higher than that in 2012.

Selling, general and administrative expenses in fiscal year 2013 were RMB234.1 million (US$38.7 million), representing 26.7% of total net revenue, and an increase of 31.9% from RMB177.5 million in fiscal year 2012. This increase was largely due to increases in marketing expenses, other general and administrative expenses and salary and benefits for non-sales staff as a result of an increase in the number of non-sales staff in 2013.

Goodwill impairment losses in 2013 were RMB20.4 million (US$3.4 million), as a result of the shortfall in the results of operations of the Company’s Shanggu business unit as compared with estimates made at the end of 2012. Net change in fair value in 2013 was RMB22.1 million (US$3.7 million), primarily a result of the change in fair value of the contingent consideration payable resulting from the disparity between estimated and actual revenue and earnings in 2013, which, combined with the Company’s payment of a RMB6.0 million installment of consideration payable to the seller of Shanggu in the fourth quarter of 2013, resulted in a decrease in the balance of contingent consideration payable of RMB28.2 million.

Loss from operations in fiscal year 2013 was RMB101.8 million (US$16.8 million), compared to a loss from operations of RMB58.7 million in fiscal year 2012. Non-GAAP loss from operations in fiscal year 2013 was RMB103.2 million (US$17.0 million), compared to a non-GAAP loss from operations of RMB56.5 million in fiscal year 2012.

Net loss attributable to IFM Investments Limited in fiscal year 2013 was RMB83.0 million (US$13.7 million), compared to a net loss attributable to IFM Investments Limited of RMB53.5 million in fiscal year 2012. Non-GAAP net loss attributable to IFM Investments Limited in fiscal year 2013 was RMB84.5 million (US$14.0 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB51.3 million in fiscal year 2012.

Basic and diluted net loss per ADS in fiscal year 2013 were RMB5.59 (US$0.92) and RMB5.59 (US$0.92), respectively. Non-GAAP basic and diluted net loss per ADS in fiscal year 2013 were RMB5.69 (US$0.94) and RMB5.69 (US$0.94), respectively.

Net cash used in operating activities in fiscal year 2013 was RMB34.6 million (US$5.7 million), compared with net cash used in operating activities of RMB31.7 million in fiscal year 2012. This increase was mainly due to an increase in operating loss incurred in fiscal year 2013, which was partially offset by better cash receipts and recognition of deferred revenue. Cash used in investing activities in fiscal year 2013 was RMB27.0 million (US$4.5 million), which was primarily the result of the net effect of providing and receiving repayment on mortgage credit loans of RMB4.4 million (US$0.7 million) in 2013, the purchase of property, plant and equipment of RMB17.6 million (US$2.9 million), and the acquisition of subsidiaries of RMB6.0 million (US$1.0 million).

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audited financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2013 are still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Business Outlook

The Company currently estimates that its total net revenue for the first quarter of 2014 will be in the range of RMB140 million to RMB150 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on March 11, 2014, at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

U.S. Toll / International: +1-845-675-0437

United States Toll Free: 1866-519-4004

Hong Kong: +852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until March 18, 2014 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english .

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted income (loss) from operations, adjusted net income (loss) attributable to IFM Investments Limited and adjusted earnings per ADS, each of which is adjusted to exclude share-based compensation, impairment of goodwill and net change in fair value. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the accompanying condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

In China:

Steve Ye

CFO

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	191,048	145,610	24,053
Restricted cash	18,036	13,235	2,186
Accounts receivable, net	176,287	168,872	27,896
Amounts due from related parties	110	142	23
Loans receivable	35,229	121,133	20,010
Prepaid expenses and other current assets	41,265	44,479	7,347
Deferred tax assets	4,880	9,630	1,591
Total current assets	466,855	503,101	83,106
Non-current assets:
Investment in associates	13,141	15,215	2,513
Property and equipment, net	40,832	33,434	5,523
Intangible assets, net	90,253	84,747	13,999
Goodwill	103,943	83,559	13,803
Other non-current assets	19,644	18,207	3,008
Total assets	734,668	738,263	121,952
LIABILITIES, REDEEMABLE NON-CONTROLLING INTREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14,168	10,491	1,733
Accrued expenses and other current liabilities	217,694	328,034	54,186
Amounts due to related parties	272	282	47
Deferred revenue	8,539	19,909	3,289
Contingent consideration payable	—	5,623	929
Total current liabilities	240,673	364,339	60,184
Long-term deposits payable	10,541	10,582	1,748
Contingent consideration payable	33,774	—	—
Deferred tax liabilities	16,652	15,781	2,607
Total liabilities	301,640	390,702	64,539
Redeemable non-controlling interest	69,430	67,161	11,094
Shareholders’ equity:
Class A ordinary shares (US$0.001 par value, 3,133,000 and 3,133,000 shares authorized as of December 31, 2012 and December 31, 2013, respectively; 667,672 and 668,759 shares issued and outstanding as of December 31, 2012 and December 31, 2013, respectively)	4,939	4,946	817
Additional paid-in capital	1,035,651	1,036,120	171,155
Statutory reserves	5,595	5,595	924
Accumulated deficit	(691,891)	(774,911)	(128,006)
Total IFM Investments Limited shareholders’ equity	354,294	271,750	44,890
Non-controlling interest	9,304	8,650	1,429
Total shareholders’ equity	363,598	280,400	46,319
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	734,668	738,263	121,952

IFM Investments Limited

Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the three months ended				For the year ended
	December31,	September30,	December31,	December31,	December31,	December31,	December31,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

Net revenue	226,754	202,927	203,127	33,554	748,133	877,451	144,945
Costs and expenses:
Commissions and other agent-related costs	(134,576)	(129,015)	(134,929)	(22,289)	(455,282)	(562,436)	(92,908)
Operating costs	(43,925)	(45,672)	(48,754)	(8,054)	(175,330)	(184,393)	(30,460)
Selling, general and administrative expenses	(44,522)	(53,077)	(73,053)	(12,067)	(177,475)	(234,065)	(38,665)
Goodwill impairment losses	—	—	—	—	(10,755)	(20,384)	(3,367)
Net change in fair value	—	—	78	13	11,989	22,069	3,646
Total costs and expenses	(223,023)	(227,764)	(256,658)	(42,397)	(806,853)	(979,209)	(161,754)
(Loss)/income from operations	3,731	(24,837)	(53,531)	(8,843)	(58,720)	(101,758)	(16,809)
Interest income	931	900	736	122	2,324	4,162	688
Other income	217	5,712	333	55	6,497	7,360	1,216
Foreign currency exchange loss	(45)	(24)	(43)	(7)	(19)	(113)	(19)
(Loss)/income before income tax and share of associates’ income (losses)	4,834	(18,249)	(52,505)	(8,673)	(49,918)	(90,349)	(14,924)
Income tax	(3,378)	35	5,932	980	(2,713)	2,332	385
Share of associates’ income	686	465	257	42	2,547	2,074	343
Net (Loss)/income	2,142	(17,749)	(46,316)	(7,651)	(50,084)	(85,943)	(14,196)
Net loss (income) attributable to non-controlling interest	(3,534)	(212)	8,911	1,472	(3,427)	2,923	483
Net loss attributable to IFM Investments Limited	(1,392)	(17,961)	(37,405)	(6,179)	(53,511)	(83,020)	(13,713)
Net loss attributable to ordinary shareholders	(1,392)	(17,961)	(37,405)	(6,179)	(53,511)	(83,020)	(13,713)

Net loss per share, basic	(0.00)	(0.03)	(0.06)	(0.01)	(0.08)	(0.12)	(0.02)
Net loss per share, diluted	(0.00)	(0.03)	(0.06)	(0.01)	(0.08)	(0.12)	(0.02)

Net loss per ADS, basic	(0.09)	(1.21)	(2.52)	(0.42)	(3.61)	(5.59)	(0.92)
Net loss per ADS, diluted	(0.09)	(1.21)	(2.52)	(0.42)	(3.61)	(5.59)	(0.92)

Number of shares used in calculating net loss per share, basic	667,672	668,108	668,626	668,626	667,672	668,198	668,198
Number of shares used in calculating net loss per share, diluted	667,672	668,108	668,626	668,626	667,672	668,198	668,198

Number of ADSs used in calculating net loss per ADS, basic	14,837	14,847	14,858	14,858	14,837	14,849	14,849
Number of ADSs used in calculating net loss per ADS, diluted	14,837	14,847	14,858	14,858	14,837	14,849	14,849

IFM Investments Limited

Reconciliations to Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the three months ended				For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2013	2013	2013	2012	2013	2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

GAAP (Loss)/income from operations	3,731	(24,837)	(53,531)	(8,843)	(58,720)	(101,758)	(16,809)
Plus:
Share-based compensation	306	23	12	2	3,465	242	40
Goodwill impairment losses	—	—	—	—	10,755	20,384	3,367
Net change in fair value	—	—	(78)	(13)	(11,989)	(22,069)	(3,646)
Non-GAAP (Loss)/income from operations	4,037	(24,814)	(53,597)	(8,854)	(56,489)	(103,201)	(17,048)

GAAP net loss attributable to IFM Investments Limited	(1,392)	(17,961)	(37,405)	(6,179)	(53,511)	(83,020)	(13,713)
Plus:
Share-based compensation	306	23	12	2	3,465	242	40
Goodwill impairment losses	—	—	—	—	10,755	20,384	3,367
Net change in fair value	—	—	(78)	(13)	(11,989)	(22,069)	(3,646)
Non-GAAP net loss attributable to IFM Investments Limited	(1,086)	(17,938)	(37,471)	(6,190)	(51,280)	(84,463)	(13,952)

GAAP net loss attributable to ordinary shareholders	(1,392)	(17,961)	(37,405)	(6,179)	(53,511)	(83,020)	(13,713)
Plus:
Share-based compensation	306	23	12	2	3,465	242	40
Goodwill impairment losses	—	—	—	—	10,755	20,384	3,367
Net change in fair value	—	—	(78)	(13)	(11,989)	(22,069)	(3,646)
Non-GAAP net loss attributable to ordinary shareholders	(1,086)	(17,938)	(37,471)	(6,190)	(51,280)	(84,463)	(13,952)

GAAP net loss per ADS, basic	(0.09)	(1.21)	(2.52)	(0.42)	(3.61)	(5.59)	(0.92)
GAAP net loss per ADS, diluted	(0.09)	(1.21)	(2.52)	(0.42)	(3.61)	(5.59)	(0.92)

Non-GAAP net loss per ADS, basic	(0.07)	(1.21)	(2.52)	(0.42)	(3.46)	(5.69)	(0.94)
Non-GAAP net loss per ADS, diluted	(0.07)	(1.21)	(2.52)	(0.42)	(3.46)	(5.69)	(0.94)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	14,837	14,847	14,858	14,858	14,837	14,849	14,849
Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	14,837	14,847	14,858	14,858	14,837	14,849	14,849